Exhibit 99.1

Executive Summary

History and Description of Business

The Early Years
Nova was initially founded in Austin, Texas in 1983.  The company originated the original “stun gun” and is responsible for the origination of this term.  The electronics were based in large part on the original TASER (Thomas A. Swift Electric Rifle) patent of John Cover.  The original hand held electronic restraint device (ERD) or “stun gun” was called the XR-5000 and is still offered by the company.  This unit became very popular with the civilian population as well as Law Enforcement and was featured in a number of nationwide press releases and television news shows.  In the 1980’s 90% of the sales were to civilians for self-defense.  The XR-5000 was also sold via infomercials and hundreds of thousands if not millions of units were sold.  During the late 1980’s foreign competition came in and consumed a large segment of the civilian market, even though they were in violation of John Cover’s patent.  Nova paid John Cover and his Attorneys hundreds of thousands of dollars in royalty payments for the use of his patented circuit, however little attempt was made to enforce the patent rights in the United States.  These payments continued until the patent expired in 1997.

New Ownership
John McDermit became involved as an investor in Nova in 1990 and at that time purchased 50% of the stock.  The company was developing new products for Law Enforcement that included a prisoner control vest, the electronic riot shield, the electronic capture shield, the TER (Telescopic Electronic Restraint), and a new Law Enforcement version of the basic stun gun.  The company was experiencing financial problems because of the decrease in civilian sales due to the imports.  The consumer could not distinguish between a unit that was effective and one that was not; therefore the “knock-offs” made outrageous claims and was able to gain most of the civilian market share.  In 1993 the president of Nova resigned and John McDermit took control of the company, resolved the financial problems, got the overhead in line with sales, and redirected the company toward the Law Enforcement market.  The company was moved from Texas to Tennessee and upon resolution of financial problems with the patent holder John Cover, John McDermit became the owner of Nova

The RACC Belt
During the early 1990’s an individual in Maryland patented the concept of a remotely activated prisoner control unit that was in the form of a concealed belt as opposed to the vest conceived by Nova earlier.  Nova negotiated an exclusive license agreement with the inventor and eventually bought the patent from the inventor and his company.

Declining Market and Competition from Pepper Spray
The company had very high gross sales during the early years and sales declined due to the retreat of the civilian market.  During the 1990’s the focus was on the Law Enforcement market and even though many high profile clients were being served (Such as NYPD, Rikers Island New York, Maricopa County Arizona, etc) sales were impacted due to the introduction of pepper spray.  Pepper spray had many problems such as flammability and the product was accused of being responsibility of the suffocation of a number of prisoners.  The flammability of the pepper spray was overcome but the other problems, including the contamination of people, cars, jail cells, etc. continue to persist and Law Enforcement continues to use this product because in some situations it is the best alternative.

The New Generation of Tasers
Around the turn of the century Taser International developed a new product for Law Enforcement and mounted an unparalleled marketing campaign that virtually touched every Law Enforcement department in the United States.  This caused a decline in sales for Nova due to budgets being allocated for Tasers rather than Nova’s products.  The positive side of this situation for Nova is that the awareness of the use of this technology in the form of a Taser as well as the use in the products that Nova manufactured was a useful tool for Law Enforcement.  The Taser is now throughout the market.

Current Marketing Approach
Nova has tried numerous techniques for increasing sales.  We do not normally think in terms of “market share” because we basically do not share our “market niche” with anyone other than the indirect competition provided by Tasers and Pepper Spray.

We have found that our best sales tool is to provide good products, train officers well, provide outstanding service, and be available if needed.  We do a small amount of direct solicitation but our best marketing tools are “word of mouth” and the building of our name and reputation.

Future Marketing Approach and funds required
Nova’s business has been growing rapidly during the past three years.  It appears that Law Enforcement management has begun to realize the economics and effectiveness of our products.  Although our products are not a substitute for the other products in all cases, is has begun to be recognized that in a large percentage of situations our products can be used at less cost and accomplish the same objectives because the cost per use is insignificant, the reporting requirements are less, and there is rarely medical treatment required unless someone is injured because of the physical interaction.  With access to additional funds Nova is of the opinion that we can reach almost every Correctional Institution and every Sheriffs Department in the United States and have most of them as our loyal customers.  Nova currently has thousands of customers but with funds for mailings, trade shows, telephone marketing, advertising, etc., we are of the opinion that we can increase our business substantially.

Our Mission
Nova’s mission is to provide products and training to reduce injury among officers and inmates through the minimum use of electronic force and at the most economical price.

Facilities
Our principal business address is:  4421 Commons Drive East, #182, Destin, FL 32541.  Our Sales and Training Office is in Wisconsin and our product assembly, testing, and repair service is in Tennessee.  Order fulfillment is also conducted from the Tennessee location

Employees
To date, Nova has only one employee other than our officers and directors.  Nova has exclusive contracts with the Sales and Training organization in Wisconsin and with the Assembly and Order Fulfillment organization in Tennessee.  These subcontractors are responsible for providing employees for fulfillment of their respective contracts.  Nova has a large number of vendors that supply components.  These components are ordered by the subcontractor from Nova’s vendors and are paid for directly by Nova. All of the equipment used by the assembly subcontractor is the property of Nova and the sales materials, training equipment, and all of the proprietary and intellectual property is the property of Nova.  The website URL www.nova-usa.com is also the property of Nova.

We anticipate hiring employees in the next six months if we secure financing from this Offering and are ready to expand our current operations. We believe our future success depends in large part upon the continued service of our senior management personnel and our ability to expand our current market and in the future to attract and retain managerial personnel.

The Future
Nova is currently developing a number of new products that will be released upon completion of patents and development of pre-production prototypes.